FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 2 DATED MARCH 25, 2015

TO THE PROSPECTUS DATED MARCH 13, 2015

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated March 13, 2015 and Supplement No. 1 dated March 13, 2015. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering;

•	our entry into an agreement to purchase a multifamily community;

•	information regarding cash distributions recently declared; and

•	an amendment to our advisory agreement.

Status of the Offering

We commenced this initial public offering of shares of our common stock on February 6, 2014. As of March 23, 2015, we had accepted aggregate gross offering proceeds of approximately $121.5 million related to the sale of 12.2 million shares of common stock, including shares sold pursuant to our distribution reinvestment plan. As of March 23, 2015, approximately 87.8 million shares of our common stock remain available for sale in our primary offering, and approximately 9.9 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

Probable Real Estate Investment

On March 19, 2015, we, through our Operating Partnership, entered into an agreement to purchase a multifamily community located in Atlanta, Georgia (the “Atlanta Property”) from an unaffiliated seller. The Atlanta Property is a multifamily community with 216 units located on an approximately 5.3-acre site with amenities, including but not limited to a clubhouse, fitness center and pool.

On March 24, 2015, we made an earnest money deposit of $500,000. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $500,000 of earnest money. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Atlanta Property only after satisfaction of agreed upon closing conditions. The purchase price of the Atlanta Property is approximately $32.5 million plus closing costs. We intend to fund the purchase of the Atlanta Property with proceeds from this offering.

The Atlanta Property encompasses approximately 159,600 rentable square feet. The Atlanta Property was constructed in 1989 and is currently 91% leased. The average occupancy rate of the Atlanta Property during each of the last five years was as follows:

Year	Average Occupancy Rate
2014	95%
2013	95%
2012	94%
2011	94%
2010	93%

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the last five years for the Atlanta Property was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2014	$1,048
2013	$985
2012	$937
2011	$873
2010	$829

We believe that the Atlanta Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Atlanta Property. We intend to redesign the clubhouse, fitness center and pool areas, paint the façade and upgrade all of the unit interiors.

Distributions Declared

On March 24, 2015, our board of directors authorized cash distributions to the stockholders of record at the close of business each day in the period commencing March 31, 2015 through and including June 29, 2015. The distributions will equal a daily amount of $0.00164384 per share of common stock. We expect to pay these distributions on April 30, 2015, May 29, 2015 and June 30, 2015.

Advisory Agreement Amendment

On March 24, 2015, we amended our advisory agreement to provide that the portion of the monthly asset management fee payable to our advisor for any investment acquired or disposed of in a given month shall be prorated by using a numerator equal to the number of days such investment is owned during the month (including the full day of closing for investments acquired), divided by a denominator equal to the total number of days in such month. The amendment also provides that the asset management fee for each month shall be due and payable to our advisor on or about the last day of such month.